BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 15 February 2016

Name of applicant:RELX PLC
Name of scheme:RELX Group plc SAYE Share Option Scheme (2003)
Period of return:From: 1 July 2015	To:31 December 2015
Balance of unallotted securities under scheme(s) from previous return:	1,214,314

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for): Nil

Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G): 498,898

Equals: Balance under scheme(s) not yet issued/allotted at end of period: 715,416

Name of contact:	Sylvia Sutherland
Telephone number of contact:	020 7166 5528

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 15 February 2016

Name of applicant:RELX PLC
Name of scheme:RELX Group plc SAYE Share Option Scheme (2013)
Period of return:From: 1 July 2015	To:	31 December 2015
Balance of unallotted securities under scheme(s) from previous return:	186,504

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for): Nil

Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G): 16,694

Equals: Balance under scheme(s) not yet issued/allotted at end of period: 169,810

Name of contact:	Sylvia Sutherland
Telephone number of contact:	020 7166 5528

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 15 February 2016

Name of applicant:RELX PLC
Name of scheme:RELX Group plc Executive Share Option Scheme (2003)
Period of return:From: 1 July 2015	To:31 December 2015
Balance of unallotted securities under scheme(s) from previous return:	3,616,831

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for): Nil

Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G): 482,395

Equals: Balance under scheme(s) not yet issued/allotted at end of period: 3,134,436

Name of contact:	Sylvia Sutherland
Telephone number of contact:	020 7166 5528

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 15 February 2016

Name of applicant:RELX PLC
Name of scheme:RELX Group plc Executive Share Option Scheme (2013)
Period of return:From: 1 July 2015	To:31 December 2015
Balance of unallotted securities under scheme(s) from previous return:	159,444

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for): Nil

Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G): 3,464

Equals: Balance under scheme(s) not yet issued/allotted at end of period: 155,980

Name of contact:	Sylvia Sutherland
Telephone number of contact:	020 7166 5528

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 15 February 2016

Name of applicant:RELX PLC
Name of scheme:RELX Group plc Long Term Incentive Share Option Scheme
Period of return:From: 1 July 2015	To:	31 December 2015
Balance of unallotted securities under scheme(s) from previous return:	112,715

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for): Nil

Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G): 0

Equals: Balance under scheme(s) not yet issued/allotted at end of period: 112,715

Name of contact:	Sylvia Sutherland
Telephone number of contact:	020 7166 5528